

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2019

Clive Richardson
Interim Chief Executive Officer
Akari Therapeutics, Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

Re: Akari Therapeutics, Plc
Registration Statement on Form F-1
Filed August 6, 2019
File No. 333-233048

Dear Mr. Richardson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Gary Emmanuel, Esq.